Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Results of Conversion Privilege of Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 29

TORONTO, August 14, 2019 – Bank of Montreal (the “Bank”) (TSX:BMO)(NYSE:BMO) today announced that none of its 16 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 29 (the “Preferred Shares Series 29”) will be converted on August 26, 2019, being the first business day following the conversion date of August 25, 2019, into Non-Cumulative Floating Rate Class B Preferred Shares, Series 30 of the Bank (the “Preferred Shares Series 30”).

During the conversion period which ran from July 26, 2019 to August 12, 2019, 223,098 Preferred Shares Series 29 were tendered for conversion into Preferred Shares Series 30, which is less than the minimum 1,000,000 required to give effect to the conversion, as described in the Preferred Shares Series 29 prospectus supplement dated May 30, 2014. As a result, no Preferred Shares Series 30 will be issued on August 26, 2019 and holders of Preferred Shares Series 29 will retain their shares.

The Preferred Shares Series 29 are currently listed on the Toronto Stock Exchange under the symbol BMO.PR.T. As previously announced on July 26, 2019, the dividend rate for the five-year period commencing on August 25, 2019, and ending on August 24, 2024, will be 3.624%.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider – the 8th largest bank, by assets, in North America. With total assets of $830 billion as of April 30, 2019, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

For News Media Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

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